[STAAR letterhead]

September 30, 2009
Kevin L. Vaughan
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F.  Street N.E.
Washington, D.C.  20549-6010
Via Facsimile and EDGAR Transmission

Re:	Staar Surgical Company
Form 10-K for the Fiscal Year Ended January 2, 2009,
Filed April 2, 2009
Form 10-Q for the quarterly period ended July 3, 2009
File No. 000-11634 .

Dear Mr. Vaughan:

STAAR Surgical Company (the “Company”) is providing this letter in response to comments of the Commission staff in your letter of August 31, 2009.  For ease of reference, the comments have been reproduced below in boldface type and the responses have been set forth immediately below in standard type.

Form 10-K for the fiscal year ended January 2, 2009

Patents, Trademarks and Licenses, page 8

Comment 1.  We note your disclosure on page 24 that patents covering your products expire from this year through the next 20 years.  With a view toward clarified disclosure, please tell us the nature of the patents that will expire in the coming years and the significance of those patents to your business.

As of January 2, 2009, the Company owned approximately 242 United States and foreign patents and had approximately 94 patent applications pending.  The Company considers its patents to be significant when they protect the exclusivity of its material products in the marketplace or provide an opportunity to obtain material royalties or cross-licenses of intellectual property from other manufacturers.  Because the Company has limited knowledge of the research and development efforts and strategic plans of its competitors, it can only estimate the value of its patents and the significance of any particular patent’s expiration.  Competitors may be able to design products that avoid infringing on patents that the Company regards as valuable, or they may find patents that the Company regards as less significant to be obstacles to their development of competing products.  The Company’s internal assessments of its patents include confidential information, the disclosure of which would cause significant competitive harm to the Company.

STAAR Surgical Company
September 30, 2009

The Company’s material patents generally fall within three areas of technology:  (1) design of a posterior chamber phakic intraocular lens used to treat refractive errors of the eye (ICLs), (2) the Collamer® lens material, and (3) lens delivery systems for folding intraocular lenses (injectors and cartridges).

Posterior Chamber Phakic Intraocular Lens to treat Refractive Errors (“PIOL”)

The Company’s Visian ICL is the only posterior chamber PIOL approved for sale in the U.S., and the Company believes it is the world’s largest selling PIOL.  The Company believes that its leadership in commercializing this technology results from a number of factors, including proprietary design features and the biocompatibility of the Collamer material. (The proprietary nature of Collamer is discussed in further detail below).

The Company has several patents covering design features that the Company believes are essential to the safety and effectiveness of its PIOLs, and that the Company believes would be necessary or desirable for any competing posterior chamber PIOL.  These patents expire between 2014 and 2016.

Collamer® Lens Material

The Company believes that the biocompatibility of the Collamer material used for the Visian ICL (and TICL) is a significant factor in the ability to safely place this lens in the posterior chamber of the eye.  Because the Visian ICL is well tolerated in the eye, complications that have prevented the introduction of other posterior chamber PIOL designs are less likely to occur.  Compared to lenses placed in the anterior chamber, the Company believes that placement in the posterior chamber provides superior optical results and superior cosmetic appearance, poses less risk of damage to the cornea, and better allows for the correction of a patient’s astigmatism through the use of toric optics.

The Company believes that the physical and optical properties of Collamer also give it distinct advantages as a material for prosthetic IOLs used in cataract surgery.

Collamer belongs to a family of materials known as collagen copolymers.  Collagen copolymers are compounds formed by joining molecules of collagen derived from biological sources with synthetic monomer molecules.  The patents that underlie the specific Collamer formulation and manufacturing methods expire between 2014 and 2016.

The Company also holds an exclusive license throughout most of the world on an early patent on a biocompatible collagen copolymer for ophthalmic use, which was acquired from the Federov Institute of Russia in 1996 and expires in November 2009.  Because the Collamer material is a different collagen copolymer formulation with improved optical and physical characteristics, which is covered by the subsequent STAAR patents described above as well as significant trade secrets, the Company does not believe that the expiration of the Federov patent will materially diminish the proprietary nature of the Collamer material.

STAAR Surgical Company
September 30, 2009

Lens Delivery Systems

STAAR owns numerous patents covering the technology of foldable lens delivery systems, including injectors, cartridges and preloaded injectors and their specific design features.   This group of patents includes relatively recent patents with up to 10 years of life remaining.  However, a select group of these patents covering the more fundamental lens delivery technologies will expire between 2012 and 2014.

Seasonality, page 9

Comment 2.  With a view toward disclosure, please tell us why the first quarter is always your most challenging from a cash utilization perspective as mentioned in exhibit 99.2 to your form 8-K dated March 17, 2009.

The following factors generally cause an increase in use of cash during the first fiscal quarter, when compared with other periods:

•	Accounting fees related to the annual audit of our financial statements are paid in the first quarter.

•	Professional fees for the Company’s consultant on internal controls pursuant to the Sarbanes-Oxley Act of 2002 are paid in the first quarter.

•
Holiday closures of facilities during December reduce the processing and payment of invoices by the Company during the last weeks of the fourth quarter, resulting in a significant increase in cash payments as the Company catches up during the first month of the first quarter.

Regulatory Matters, page 10

Comment 3.  Please tell us why you do not describe the regulatory process in Japan, particularly given your disclosure on page 4 that you currently have products involved in that process.  Also tell us the status of your products in that process.

Historically, sales in Japan and Japanese regulatory requirements have not been material to STAAR’s business.  As a result of the Company’s acquisition of the remaining interests in the Canon Staar Co., Inc. joint venture on December 31, 2007, and recent progress in the approval of certain of STAAR’s products, Japanese sales and the potential outcome of Japanese regulatory proceedings have increased in importance to the Company.  Accordingly, the Company will include a discussion of Japanese regulatory requirements in future filings that require disclosure of its business.

STAAR Surgical Company
September 30, 2009

The current status of the Company’s applications for approval to sell products in Japan is as follows:

•
Visian ICL.  As reported in a press release of the Company published on August 20, 2009,  an Expert Meeting of the Japan Ministry of Health,  Labour and Welfare (MHLF) considered the Visian ICL and TICL in late July.  The Company received formal written feedback within the anticipated timeline, which included formal requests for additional information regarding potential labeling and long-term clinical data from the Pharmaceutical and Medical Devices Agency of MHLF (“PMDA”).  STAAR Japan has been responding to those requests and follow-up requests.  Based on informal communications with PMDA STAAR’s management believes that approval of the Visian ICL may be likely in the near future, but STAAR has not received any formal communication definitively stating that the product has been or will be approved.

•
Collamer IOL and AquaFlow.  These products remain under PMDA review.  STAAR Japan has limited insight into the progress of these applications, but does not believe that approval of these products is imminent or certain.

A description of Japanese regulatory requirements in the following form will be provided in future filings that require disclosure of the Company’s business under Item 101 of Regulation S-K:

The Japanese Ministry of Health, Labour, and Welfare (MHLW) regulates the sale of medical devices under Japan’s Pharmaceutical Affairs Law (PAL). The Pharmaceutical and Medical Devices Agency (PMDA), a quasi-governmental organization, performs many of the medical device review functions for MHLW.   Medical devices generally must undergo thorough safety examinations and demonstrate medical efficacy before the MHLW grants shonin (pre-market device approval) or ninsho (certification).  Manufacturers and resellers (referred to as Marketing Authorization Holders or MAHs) must also satisfy certain requirements before the MHLW grants a business license, or kyoka.  Requirements for manufacturers and MAHs include compliance with Japanese regulations covering GQP (good quality control practice) and GVP (good vigilence practice), which include conformity to the ISO 13485 standard and are similar to good manufacturing practice and post-market surveillance requirements in the U.S., as well as the assignment of internal supervisors over marketing, quality assurance and safety control.

Approval for a new medical device that lacks a substantial equivalent in the Japanese market will generally require the submission of clinical trial data.  Only a licensed MAH can apply for premarket device approval in Japan, and in most cases the clinical trial data must include data gathered from Japanese subjects.  For example, STAAR Japan conducted a separate clinical trial in Japan for the shonin application for the Visian ICL.  Also, approval for a new medical device will require the manufacturer to undertake to reexamine the safety and efficacy of the device with a review of postmarket data gathered within a certain period - normally four years - after approval.  The specific postmarket reexamination requirement for a medical device is announced at the time of approval.

STAAR Surgical Company
September 30, 2009

STAAR Japan currently holds shonin approval for preloaded injectors and their associated lenses, and kyoka licensing as a manufacturer and MAH of medical devices.  If shonin is granted for the Visian ICL, STAAR Japan will import and distribute the product within Japan as a licensed MAH.

The sponsor of a clinical trial submitted to the MHLW must strictly follow Good Clinical Practice (GCP) standards, and must follow the trial with standard Good Postmarketing Study Practice (GPSP) reporting and a follow-up program.  MHLW and PMDA also assess the quality management systems of manufacturers and the conformity of products to the requirements of PAL.  STAAR is subject to inspection for compliance by these agencies. A company’s failure to comply with PAL can result in severe penalties, including revocation or suspension of a company’s business license and possible criminal sanctions.

Regulatory Requirements in the United States, page 10

Comment 4.  In future filings, please more fully describe the scope of the FDA’s statutory and regulatory requirements for approval of your products.  You should describe requirements to submit a pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the product.  Include in your disclosure a description of the following regulatory issues, as applicable: investigational device exemption requirements; obligations of a sponsor of an investigational device exemption; pre-market approval application requirements and conditions of approval; advertising and promotion; modifications to previously approved products, including the nature of such modifications that you made and the approval you received for the modifications; the purpose and process for submitting a supplemental premarket approval application like you mention on page 17; duration of the process; and the status of your announced products within the process.

In our future filings we will provide an expanded description of FDA regulatory requirements that includes all of these items.

Evaluation of Disclosure Controls and Procedures, page 53

Comment 5.  Please note that if you choose to include the definition of disclosure controls and procedures, you must include the entire definition set forth in Rule 13a-15(e).  For example, your disclosure regarding the conclusions of your officers may not be limited to information in your periodic SEC filings.  Please revise accordingly.

Where an evaluation of disclosure controls and procedures appears in its future filings the Company will include the entire definition of disclosure controls and procedures set forth in Rule 13a-15(e).

STAAR Surgical Company
September 30, 2009

Directors and Executive Officers ...  page 53
The Board of Directors Recommends … proxy statement page 9

Comment 6.  Please reconcile the number of people whose business experience you disclose with the number in parenthesis in your table on page 7 of your proxy statement.

It appears that shares beneficially owned by the manager of operations in Switzerland and a senior manager of our Australian subsidiary were erroneously included in the total shares beneficially owned by officers and directors in the table on page 7.  The Company does not deem these persons to be executive officers of the Company.  The erroneous inclusion of these individuals in the table did not materially overstate the percentage of our capital stock beneficially owned by officers and directors, and resulted in a reported ownership of 9.1% rather than 8.7% if these individuals had been excluded.

Comment 7.  It is unclear why you do not include Mr. Morrison’s business experience since 1997.  It is also unclear why you do not include Mr. Blickensdoerfer’s business experience from 2002 until he joined STAAR.  Please advise or revise.

In future filings we will provide additional business experience for Mr. Morrison and Mr. Blickensdoerfer substantially as described below.

Between 1998 and 2003 Mr. Morrison served as a consultant for ophthalmic companies in the U.S., Japan and Germany and for consumer goods companies in the United Kingdom, Italy, Australia and New Zealand through his own company, DRM Strategic Services Ltd.; he continues to provide marketing consultation services on a limited basis for non-ophthalmic consumer goods.

From January 2003 through December 2004 Mr. Blickensdoerfer served as Vice President of Sales and Marketing for Milvella Ltd., an Australia-based medical device maker, where his duties included both regional and worldwide business planning, product launches and management of European clinical studies.

Executive Compensation, page 54
Compensation Program Objectives and Rewards, proxy statement page 18

Comment 8.  Refer to your disclosure that the Compensation Committee or the entire board determines elements of compensation.  Please clarify which body made the decisions described in your Compensation Discussion and Analysis.

The decisions described in our Compensation Discussion and Analysis were made by the Compensation Committee.  In future filings we will revise our disclosure to clarify this.

Base Salaries, proxy statement page 20

Comment 9. Please discuss with specificity the reasons for the difference between the 2007 and 2008 salaries for each officer named in the Summary Compensation Table.

STAAR Surgical Company
September 30, 2009

The difference in salary for Mr. Caldwell reflects the fact that his employment began on November 27, 2007 and in that year he drew base salary for approximately one month only.

The difference in salary for Ms. Andrews reflects the fact that she received a raise in base salary from $225,000 to $250,000 in April, 2007, which was effective for only part of the year in 2007 and for the full year in 2008.  The salary increase was the result of an annual assessment based on the factors set forth on pages 18 and 19 of the proxy statement.

The difference in salary for Mr. Pichl reflects the fact that his employment began on November 1, 2007 and in that year he drew base salary for approximately two months only.

The difference in salary for Mr. Blickensdoerfer reflects the fact that in 2007 Mr. Blickensdoerfer received 12,500 Swiss Francs per month ($10,407) in additional compensation for his services as Interim General Manager of the Company’s Hamburg-based subsidiary during the ten months from February through November, 2007, which he performed in addition to his usual duties.  This additional compensation was described on page 19 of the proxy statement for the Company’s 2008 Annual Meeting.

Annual Cash Bonuses, proxy statement page 20

Comment 10.  Please disclose the corporate and individual goals that must be achieved for your named executive officers to earn their cash bonuses.  To the extent you believe that disclosure is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

The corporate goals upon which named executive officers earn their cash bonuses are the “strategic operating goals” for the year listed by the Company in the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Annual Report on Form 10-K and each Quarterly Report on Form 10-Q.

As to individual goals, the Company believes that the disclosure of specific individual objectives for its named executive officers would result in competitive harm to the Company as provided for in under Instruction 4 to Item 402(b) of Regulation S-K.  Such disclosure could reveal to competitors confidential strategic information such as internal development and marketing targets for specific products, profit margins for products, and corporate financing initiatives.

Long-Term Equity Compensation, proxy statement page 21

Comment 11.  Please describe with greater specificity the objectives that each named executive officer achieved to earn the awards disclosed in your “Grants of Plan-Based Awards” table and when those objectives were set.  For example, what “key objective” did the CEO achieve? Was this objective established before the grant? If so, when? What specifically was achieved in integrating your global financial reporting functions? How did the Committee determine the appropriate amount of compensation for this achievement?

STAAR Surgical Company
September 30, 2009

The equity compensation reported as paid to the CEO was not discretionary or incentive compensation.  The 200,000 options granted on January 8, 2008 were an initial grant negotiated with Mr. Caldwell prior to his employment, and provided for in his Executive Employment Agreement dated November 27, 2007.  The grant became effective on January 8, 2008 following approval by the Compensation Committee at a regular meeting of the Board of Directors .  The 64,103 restricted shares granted to Mr. Caldwell on November 11, 2008 resulted from his election on that date to receive shares in lieu of cash for $100,000 of his base compensation during the second year of his employment, as described in further detail on page 22 of the proxy statement.

The plan-based awards granted to Mr. Blickensdoerfer in 2008 are described in detail on page 22 of the proxy statement.  The plan-based awards granted to Ms. Andrews in 2008 are described in the response to Comment 12 below.  No other plan-based awards were granted to named executive officers in 2008.

Option Grants in 2008, proxy statement page 22

Comment 12.  We note that you only discuss in this section the issuance of options to Mr. Blickensdoerfer for 50,000 shares of common stock.  Your Grants of Plan-Based Awards table, however, discloses issuance to other officers.  To the extent that you issued stock options, please disclose in your Compensation Discussion and Analysis section the reasons for the grants.

The Compensation Discussion and Analysis section inadvertently omitted a discussion of the reason for the grant of 20,000 stock options to Deborah Andrews, CFO, on May 15, 2008, which was reflected in the table. This grant was one of several annual grants to employees made by the Compensation Committee on the basis of the Company’s overall progress, the employees’ general contribution to the Company’s progress, and on a case-by-case basis the need to provide additional incentives in light of the value of incentives already held by the employee.

The shares granted to Mr. Caldwell and listed in the table are discussed above in the response to Comment 11.  The grants to Mr. Blickensdoerfer, Ms. Andrews and Mr. Caldwell listed in the table were the only grants of plan-based awards in the fiscal year ended January 2, 2009.

Summary Compensation Table, proxy statement page 24

Comment 13.  Please tell us how you complied with the requirement in Instruction 4 to Regulation S-K Item 402(c)(2)(ix) to identify by type each perquisite or personal benefit if the total value of all perquisites and personal benefits is $10,000.

The Company provided a table on page 25 of the proxy statement, which identified by type each perquisite or personal benefit if the total value of all perquisites and personal benefits was $10,000 or greater.

STAAR Surgical Company
September 30, 2009

Grants of Plan Based Awards....  proxy statement page 26

Comment 14.  Please tell us why your “Grants of Plan-Based Awards” table does not disclose the target incentive amounts mentioned at the top of page 20 of your proxy statement.

The target incentive amounts referred to on page 20 of the proxy statement are cash incentive (i.e., bonus) amounts, not plan-based awards.

The Company does not set targets for the grant of plan-based awards.  The Compensation Committee generally determines plan-based awards each year at the time of grant based on its assessment of the overall progress of the Company, the general contribution of an individual to the Company’s success, and the need to grant additional incentives based on the value of incentives already held by the individual.

2008 Director Compensation, proxy statement page 31

Comment 15.  Please tell us how your table is consistent with your disclosure on page 14 regarding director compensation.  In addition, tell us why the dollar amount recognized for the awards of options to purchase 20,000 shares differs among the directors when the options were awarded on the same date.

We have provided below a table showing the calculation of fees for independent directors consistent with fees for board and committee service as set forth on page 14 of the proxy statement.  With regard to the dollar amount recognized for option awards, the 20,000 options granted to directors on the same day are all valued identically.  The discrepancies in dollar value result from the following differences in grants, which are described in greater detail below:

•
The Company transitioned from staggered elections with three-year terms to annual elections of all directors, with 2008 being the first year in which all directors were re-elected to one-year terms.  During the transition period Mr. Don Bailey was re-elected to a two-year term in 2006, and Messrs. Duffy and Morrison were re-elected to one-year terms in 2007.  As a result the reported dollar value of options for Mr. Bailey includes a 2008 grant and a 2006 grant, while Mr. Duffy’s and Mr. Morrison’s reported value reflects grants made in 2008 and 2007.

•
Mr. Bailey received additional options for service on the board of the Company’s Japanese joint venture, which ended when the Company acquired all of the remaining interests in the joint venture in fiscal year 2008 and made it a wholly owned subsidiary.

•	Mr. Moore was appointed to the Board on January 8, 2008, and received a pro-rata grant for the approximately four-month term he served up to the time of the 2008 Annual Meeting.

STAAR Surgical Company
September 30, 2009

Following tables reconcile the compensation of directors disclosed on page 14 with the information in the table on page 31 for each director.  Please note that this information includes only the independent directors because the Company’s employed directors, Barry Caldwell and David Bailey, receive no compensation for their services as Directors of the Company.

2008 Director Compensation
Member Name	Chairman of the Board	Chairman of the Nominating and Governance Committee	Board Member	Chairman of the Audit Committee	Chairman of the Compensation Committee	Audit Committee Member	Compensation Committee Member	Nominating and Governance Committee Member	Total Compensation (cash or stock)
Don M. Bailey	$25,000	$10,000	$25,000	$-	$-	$5,000	$5,000	$-	$70,000
Donald Duffy	-	-	25,000	15,000	-	-	-	-	40,000
David Morrison	-	-	25,000	-	10,000	5,000	-	5,000	45,000
John C. Moore	-	-	25,000	-	-	-	5,000	5,000	35,000

Member Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Total ($)
Don M. Bailey	$-	$70,000	$49,380	$119,380
Donald Duffy	43,750	-	45,474	89,224
David Morrison	45,000	11,178	45,474	101,652
John C. Moore	21,923	-	30,355	52,278

Don M. Bailey:

Stock awards in lieu of cash: For 2008 director compensation, in the fourth quarter of 2007, Mr. Bailey elected to receive payment in the form of restricted stock valued at $70,000 in lieu of cash for his services.  On December 3, 2007, Mr. Bailey was issued 26,415 shares of restricted stock, all of which vested during 2008 and was recorded as compensation in 2008 over the service period, in accordance with 718-10-35-5 of the FASB Accounting Standards Codification.

As noted in footnote 1 to the table on page 31 in the proxy statement, Mr. Bailey also elected to receive board fees for the fourth quarter of 2008 through the third quarter of 2009 in the form of restricted stock. Accordingly, on November 14, 2008, he was issued 44,872 shares of restricted stock. One fourth of the shares vested on January 1, 2009. The remaining amount of shares will vest in equal installments on April 1, 2009, July 1, 2009 and October 1, 2009.

Option Awards: Mr. Bailey’s total $49,380 director stock option compensation for 2008 consisted of two separate stock option grants:  a 2006 grant made upon his re-election to a two-year term during the transition to annual voting, and a 2008 grant. These grants were expensed in 2008 in the amount of $28,848 and $20,532, respectively, for financial reporting purposes in accordance with 718-10-35-5 of the FASB Accounting Standards Codification.  The 2006 grant, which was effective August 16, 2006, vested in two tranches at the completion of each year of the two-year term, and therefore the $28,848 represents the compensation expense recorded in 2008 when the second tranche fully vested.  The 2006 options granted to Mr. Bailey also included options granted in consideration of his services as a member of the board of Canon Staar Co., Inc,. then a joint venture of the Company and the Canon companies of Japan.  The joint venture arrangement was terminated on December 29, 2007 (in the Company’s fiscal year 2008) when the Company completed the acquisition of the remaining 50% ownership of the joint venture.  The 2008 options were issued on May 15, 2008 in connection with the customary annual grants made to directors upon re-election at the Annual Meeting, and vested at the conclusion of the one-year board term.

STAAR Surgical Company
September 30, 2009

Donald Duffy:

Fees paid in cash: Mr. Duffy’s total 2008 director compensation includes cash payments made to him in 2008, including a payment for fourth quarter 2007 services paid in January 2008, but excludes the fourth quarter 2008 payment which was paid to him in January 2009.

Option Awards: Mr. Duffy’s 2008 total $45,474 director option compensation consisted of two separate stock option grants, a 2007 grant and a 2008 grant, both expensed in 2008 in the amount of $24,942 and $20,532, respectively, and represent stock option compensation expense recorded in accordance with 718-10-35-5 of the FASB Accounting Standards Codification.  Both the 2007 and 2008 grants were customary grants made to directors upon re-election at the Annual Meeting, each of which vested at the conclusion of the one-year board term, as previously disclosed in the proxy statement.

David Morrison:

Fees paid in cash: Mr. Morrison’s total 2008 director compensation includes cash payments made to him in 2008 of $45,000, including a payment for fourth quarter 2007 services paid in January 2008, but excludes the fourth quarter 2008 payment which was paid to him in January 2009.

Stock Awards: As noted in footnote 2 to the table on page 31 in the proxy statement, Mr. Morrison elected to receive board fees for the fourth quarter of 2008 through the third quarter of 2009 in the form of restricted stock. Accordingly, on November 14, 2008, he was issued 28,846 shares of restricted stock. One fourth of the shares vested on January 1, 2009. The remaining amount of shares will vest in equal installments on April 1, 2009, July 1, 2009 and October 1, 2009..

Option Awards: Mr. Morrison’s 2008 total $45,474 director option compensation consisted of two separate stock option grants, a 2007 grant and a 2008 grant, both expensed in 2008 in the amount of $24,942 and $20,532, respectively, and represent stock option compensation expense recorded in accordance with 718-10-35-5 of the FASB Accounting Standards Codification.  Both the 2007 and 2008 grants were customary grants made to directors upon re-election at the Annual Meeting, each of which vested at the conclusion of the one-year board term, as previously disclosed in the proxy statement.

STAAR Surgical Company
September 30, 2009

John Moore:

Fees paid in cash: Mr. Moore joined the Company as a Director in January 2008 and therefore his total 2008 director cash compensation includes payments made to him in 2008, pro rata for the first quarter of 2008 and excluding the fourth quarter 2008 payment which was made in January 2009.

Option Awards: Mr. Moore’s 2008 total $30,355 director stock option compensation consisted of two separate stock option grants, an initial pro-rata February 2008 grant and a May 15, 2008 grant.  The first of these was a grant of 7,500 options representing compensation to Mr. Moore on a pro rata basis for services that began with his appointment as a director on January 8, 2008, which options vested simultaneously with the annual grants to other independent directors on the one-year anniversary of the 2007 Annual Meeting.  Then, Mr. Moore was granted options in May 2008 as part of the customary grants made to directors upon re-election at the Annual Meeting, which vest at the conclusion of the one-year board term as previously disclosed in the proxy statement.  The pro-rata amount and the May 2008 stock option compensation amounted to $9,823 and $20,532, respectively, as shown in the table on page 31, and represent the stock option compensation expense recorded in accordance with 718-10-35-5 of the FASB Accounting Standards Codification.

Employment Agreements, proxy statement page 32

Comment 16.  Please clarify how the modifications to Mr. Caldwell’s agreement were necessary “to bring the agreement in conformance with the newly implement requirements of Section 409A of the Internal Revenue Code...” In this regard, please tell us how footnote (2) in the table on page 29 of your proxy statement is consistent with the first bullet point in your Form 8-K dated December 31, 2008.

As described in greater detail below, footnote (2) to the table on page 29 is in error and its first sentence should have been omitted from the proxy statement.  In particular, under Mr. Caldwell’s Amended and Restated Executive Employment Agreement, following a termination without cause or for good reason (either before or after a change in control) he would not receive payment for any notice period.  Notwithstanding the error in the footnote, the dollar values of post-termination compensation are correctly stated in the table.

The following bullet points describe the material changes made to Mr. Caldwell’s Executive Employment Agreement on December 31, 2008, as previously provided in the Form 8-K dated December 31, 2008.  All of these changes were made for purposes of conformance with Section 409A of the Internal Revenue Code, in particular the requirement that termination of employment occurs in accordance with the definition provided in the Treasury Regulations under Section 409A of the Code rather than on a contractually established date (which requires termination to occur on the actual date of termination and not as a result of a notice requirement) and the requirement that the date, manner and amount of payments be set forth with specificity:

STAAR Surgical Company
September 30, 2009

•
If the Company terminates Mr. Caldwell’s employment other than for cause, he will be entitled to eighteen months’ salary from the date of termination, payable in a lump sum. Under the Original Agreement, Mr. Caldwell was entitled to twelve months’ continued salary following a termination of employment other than for cause, but he was also entitled to six months’ notice of termination and continued salary for that six-month notice period. The Restated Agreement eliminates the notice period.

•
Within the period of one year after a change in control, if Mr. Caldwell’s employment is terminated (or if he resigns during that period following a material reduction in compensation or change in duties) he will receive 18 months’ salary as a lump-sum payment, plus continued benefits for a 12-month period. In addition, following such a termination all unvested options or restricted stock will immediately vest and options will continue to be exercisable until their expiration date. The Restated Agreement eliminates a provision of the Original Agreement that also made these severance benefits applicable if Mr. Caldwell’s employment were terminated during the 120 period preceding a change in control.

•
Relocation expenses that are reimbursable under the Original Agreement will be eligible only if incurred before December 31, 2009. The Original Agreement gave the Board of Directors the discretion to extend the availability of relocation assistance.

The statement in Footnote 2 that post-termination compensation includes compensation for a six-month notice period was correct as to Mr. Caldwell’s original areement, but is not correct with respect to the Amended and Restated Executive Employment Agreement, the terms of which are  consistent with the description in the first bullet point above.

Equity Compensation Plan Information, proxy statement page 34

Comment 17.  Please tell us the authority on which you rely to include the introductory paragraph to this section.

We will omit this paragraph from future filings.

STAAR Surgical Company 2003 Omnibus Equity Incentive Plan, proxy statement page 34

Comment 18.  If you believe that you have registered your issuance of 6,500,000 shares mentioned in this section, please tell us the date you filed the relevant registration statement.  If you are relying on footnote 1 to the fee table of your registration statement filed December 15, 2003, please tell us specifically the authority for your conclusions.

As detailed below, the Company intends to file an additional registration statement covering shares inadvertently omitted from the registration statement filed on December 15, 2003 on Form S-8 with respect to the 2003 Plan, File No. 333-111154 (the “2003 S-8”).

All of the 6,500,000 shares mentioned in the section are subject to the STAAR Surgical Company 2003 Omnibus Equity Incentive Plan (the “2003 Plan”).  The 2003 S-8 listed in the fee calculation table the 4,508,481 shares authorized under the 2003 Plan at that time.  However, the 2003 Plan included an “evergreen provision,” which allowed for annual increases in the number of shares authorized for grant, up to a maximum of 6,500,000 shares.

STAAR Surgical Company
September 30, 2009

In filing the 2003 S-8, the Company intended to register all 6,500,000 shares potentially issuable under the 2003 Plan, and intended that Footnote 1 to the fee calculation table would include the shares to be authorized in the future pursuant to the evergreen provision of the 2003 Plan.  Upon further review conducted in response to this Comment, the Company understands that Footnote 1 should only have been deemed applicable to shares issuable as a result of the types of adjustment provisions described in Rule 416 of Regulation C.  Accordingly, options to purchase up to 1,991,519 shares of common stock pursuant to the evergreen provision of the 2003 Plan (the “Excess Options”) are not covered by the 2003 S-8.

As of the date of this letter, the total number of shares issued under the 2003 Plan (as a result of the exercise of options or the granting of shares) is 2,088,439, which is within the number of shares covered by the 2003 S-8.  In reliance on the position expressed in SEC Release No. 33-7646 (Federal Register Vol. 64, No. 44, p. 11111, text preceding fn. 65 (March 8, 1999)), stating that shares underlying an employee benefit plan option may be registered on Form S-8 at any time before the option is exercised, the Company will file a new registration statement on Form S-8 covering the Excess Options.

Exhibits, page 55

Comment 19.  It is unclear why you believe that the paragraph that precedes your exhibit index is appropriate.  Please revise to remove any potential implication that your exhibits do not constitute public disclosure under the federal securities laws or that investors may not rely on your disclosure.

The Company will modify this paragraph in future filings to eliminate any potential implication that its exhibits are not public disclosure or that investors may not rely on its disclosure.

Comment 20.  We note your statement that the information you filed might not be true or complete.  Please be advised that, notwithstanding inclusion of such general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your document not misleading.

The Company acknowledges the requirement that it not omit information from a filed document if the omission would render statements in the document misleading, and is not aware of any such omission in its documents filed with the Commission.  The Company also acknowledges that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in a filed document not misleading.

STAAR Surgical Company
September 30, 2009

Comment 21.  Please tell us which exhibits correspond to the employment agreements you mention on page 34 of your proxy statement.

Deborah Andrews   The Company’s Current Report on Form 8-K dated August 17, 2005 and filed on August 23, 2005 described specific terms of employment approved by the Company's Nominating, Governance and Compensation Committee, which have been applicable to Ms. Andrews’ employment arrangement.  These terms were not memorialized in a written agreement. Ms. Andrews’ employment arrangement as described in the Proxy Statement is also governed by (1) an Employment Agreement effective in November, 2002 with regard to Ms. Andrews employment at that time as Global Controller, a copy of which is filed as Exhibit 10.76 to the Company’s Current Report on Form 8-K filed on October 1, 2009, and (2) a letter of the Company dated April 11, 2007, a copy of which is filed as Exhibit 10.77 to that report (the terms of which were previously described in the Company’s Current Report on Form 8-K filed on April 6, 2007).

Reinhard Pichl and Hans Blickensdoerfer. The employment agreements for Mr. Pichl and Mr. Blickensdoerfer are filed as Exhibits 10.78 and 10.79 to the Company’s Current Report on Form 8-K filed on October 1, 2009.

Comment 22.  We note that, according to your disclosure on page F-41, you have an agreement with a manufacturer for the purchase of viscoelastic solution.  Please tell us why you have not filed the agreement as an exhibit given your related risk factor on page 20.

Sales of viscoelastic solution are not material to STAAR’s business.  The risk factor on page 20 of the 10-K offers viscoelastic solution as an example of products that may be procured from single sources, but it is not intended to indicate that interruption of viscoelastic product sales would be material to the Company’s business.  While the Company has a single supplier for its particular viscoelastic solution, customers may continue to use STAAR IOLs with viscoelastic solution available from other companies, and STAAR’s viscoelastic solution is not used in connection with implantation of the ICL.

Financial Statements, page F-l

Note 10 - Notes Payable, page F-24

Broadwood Loan Notes, page F-24

Comment 23.  We note from your disclosures on page F-27 that in the event of default, the interest rate on your notes increases from 7% to the default rate of 20%.  Please tell us how you have evaluated this feature as an embedded derivative under paragraphs 815-15-25-1 and 815-15-25-26 of the FASB Accounting Standards Codification.

As set forth under the terms of our Senior Secured Promissory Note (the “Note”) disclosed on page F-27, if an event of default occurred, among other remedies, the debt agreement allowed the lender to increase the interest rate from 7% (stated rate) to 20% (default rate) per annum as permitted by applicable law (“interest rate reset” feature).

STAAR Surgical Company
September 30, 2009

We considered whether this feature is an embedded derivative under FASB Accounting Standards Codification (“FASC”) 815-15-25-1 and 815-15-25-26 and whether it requires separation from its debt host contract.  In considering this, we applied the provisions of FASC 815-15-25-46, which states that “the creditworthiness of the debtor and the interest rate on a debt instrument shall be considered to be clearly and closely related.  Thus, for debt instruments that have the interest rate reset in the event of a default (such as violation of a credit-risk-related covenant) the related embedded derivative shall not be separated from the host contract.”

Since this interest rate reset feature can only be exercised in the event of a default as defined in the debt agreement, it should not be separated from the Note in accordance with FASC 815-15-25-46.

Comment 24.  Please revise future filings to disclose the fair value of your debt, including the method you use to estimate fair value and any significant assumptions.  For reference see paragraph 825-10-50-10 of the FASB Accounting Standards Codification.

The Company will disclose this information in its future filings.

Note 19 - Geographic and Product Data, page F-44

Comment 25.  We note that your disclosure of long-lived assets by geographic region includes intangible assets.  Please note the guidance set forth in the paragraph 280-10-55-23 of the FASB Accounting Standards Codification, which indicates that disclosure relating to long-lived assets by geographic region should not include intangible assets.  Please revise your future filings accordingly.

The Company will revise its future filings to exclude intangible assets from its disclosure of long-lived assets by geographical region.

Exhibit 31

Comment 26.  We note that your certifications include the title of the signatories in the first sentence.  In future filings, please submit certifications in the same form set forth in Item 601(b)(31).

In future filings the Company will omit the title of the certifying individual in the first sentence of Exhibit 31.

Form 10-Q for the quarterly period ended July 3, 2009

Risk Factors, page 43

Comment 27.  The last paragraph of this section implies that  you have omitted disclosure regarding material risks.  Please tell us the authority on which you rely for the omission.

STAAR Surgical Company
September 30, 2009

The Company has not omitted disclosure of any known material risk from the factors included under the caption “Risk Factors,” and in order to avoid any suggestion that it may have done so it will delete this paragraph from future filings.

This paragraph was not intended to imply that the Company has omitted any known material risk.  Rather, it was intended to inform the reader that risk factors provided in accordance with Item 503 of Regulation S-K comprise “the most significant factors that make the offering speculative or risky” (emphasis added) and not an exhaustive list.

Exhibits, page 45

Comment 28.  Please tell us where you have filed as exhibits the credit arrangements mentioned on page 39.

The two credit arrangements mentioned on page 39 and in Note 9 to the interim consolidated financial statements are the agreement between STAAR Japan, Inc. and Mizuho Bank and the agreement between Domilens Vertrieb für medizinische Produkte GmbH and Postbank.

The Company will file a translation of the Mizuho Bank agreement, or a summary of its material terms in accordance with Rule 12b-12(d)(3), as an exhibit to its next quarterly report on Form 10-Q.  The agreement is approximately two pages in length, and the description of the agreement previously provided by the Company in the MD&A and Notes of its periodic reports has included a summary of all material terms.

The Postbank credit arrangement is for a maximum of 500,000 Euro.  The borrower, Domilens, expects to use the available credit only to facilitate cash management and to regularly pay any balance down to zero.  Accordingly the Company believes that the Postbank arrangement is not material to its business or financial condition and does not fall within the requirements of Item 601(b)(10) of Regulation S-K.

In connection with the foregoing responses to the comments of the staff, the Company further acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in each of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STAAR Surgical Company
September 30, 2009

Should you have any additional comments or questions, please contact me at 626-303-7902 or by facsimile at 626-358-3409.

Very truly yours,

/s/Deborah Andrews
Deborah Andrews
Chief Financial Officer